Exhibit 99.1

P R E S S  R E L E A S E

Contacts
Shirley Nakar	Bill Ingram
AudioCodes	Nuera Communications Inc.
Tel: +972-3-976-4070	Tel: +1-858-625-2400
Shirley@audiocodes.com	wingram@nuera.com

Elizabeth Anderson
Alan Weinkrantz And Company
Tel: 254-772-5909
Elizabeth@weinkrantz.com

AudioCodes Announces Completion of Acquisition of Nuera
Communications

Nuera Communications Becomes a Wholly-Owned Subsidiary of AudioCodes

Lod, Israel – July 6, 2006 – AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced the successful completion of its previously announced acquisition of Nuera Communications, Inc., a leading provider of Voice over Internet Protocol (VoIP) infrastructure solutions for broadband and long distance with an extensive client base in North America as well as in Asia and Europe.

Under the definitive agreement, announced on May 16, 2006, Nuera Communications was acquired for a purchase price of $85 million in cash, subject to reduction for certain expenses, plus an earn out arrangement under which AudioCodes has agreed to pay up to an additional $5 million if Nuera achieves certain revenue milestones during the first 12 months after consummation of the transaction.

“We are very pleased to announce the completion of the Nuera Communications acquisition” said Shabtai Adlersberg, Chairman, President and CEO of AudioCodes. “We are now better positioned in the Voice over Broadband market. We have also added Reliance, Cox and Rogers among others as customers and we have increased the scale of our Company to better service our Network Equipment Provider and Service Provider customers.

“We are pleased with the positive response we have received from our customers, employees and partners” said Bill Ingram, President and CEO of Nuera. “We look forward to contributing to the growth of AudioCodes.”

Additional details about the acquisition and Nuera Communications’ business can be found in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 28, 2006.

About Nuera Communications
Nuera Communications an AudioCodes company, designs, manufactures and sells packet voice gateways to communication service providers worldwide. These products work over any medium (cable, wireless, copper and fiber). Nuera’s ORCA (Open Reliable Communications Architecture) product portfolio of VoIP gateways, softswitches, and management systems provide telephony solutions for cable and DSL networks, international long distance networks and enterprise networks. Nuera is a leader in the broadband telephony market. For more information, please visit www.nuera.com.

About AudioCodes
AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect™  – AudioCodes’ underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America. For more information on AudioCodes, visit www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia and Your Gateway to VoIP are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.